Filed Pursuant to Rule 433

Registration No. 333-196561

September 15, 2014

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc.

Title of Security:	4.10% Senior Notes, due 2034

Principal Amount:	$250,000,000

Expected Ratings:*	Moody’s Investor Services, Inc.: A2 Standard & Poor’s Rating Services: A

Trade Date:	September 15, 2014

Settlement Date:	September 18, 2014

Maturity Date:	September 18, 2034

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning March 1, 2015

Coupon (Interest Rate):	4.10%, paid semi-annually

Benchmark Treasury:	3.375% due May 15, 2044

Benchmark Treasury Price / Yield:	100-25 / 3.333%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	4.113%

Price to Public:	99.826% of the principal amount, plus accrued interest, if any, from September 18, 2014, if settlement occurs after that date

Redemption terms:

Prior to March 18, 2034, callable at any time at a make-whole premium of the greater of (i) 100% of the principal amount or (ii) discounted present value at Treasury Rate plus 15 basis points.

On or after March 18, 2034, callable at any time at par.

CUSIP / ISIN:	720186AH8 / US720186AH83

Joint Book-Running Managers:	RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.